UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Dillard's, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

254067101
(CUSIP Number)

Peter G. Smith, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
(212) 715-9100

Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2008
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐.

(Continued on following pages)

(Page 1 of 53 Pages)

Page 2 of 53 Pages

1)            NAME OF REPORTING PERSON
Barington Companies Equity Partners, L.P.
 ________________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                                     (b)    ☐
________________________________________________________________________________________
3)    SEC USE ONLY
________________________________________________________________________________________
4)    SOURCE OF FUNDS    WC
________________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                ☐
________________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
________________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                597,230
SHARES                                     _________________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           _________________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           597,230
WITH                                           _________________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
________________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
597,230
________________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
_____________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.84%
_____________________________________________________________________
14)         TYPE OF REPORTING PERSON
PN
_____________________________________________________________________

SCHEDULE 13D
CUSIP No. 254067101                                                                            Page 3 of 53 Pages

1)            NAME OF REPORTING PERSON
Barington Companies Investors, LLC
 _________________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                              (b)    ☐
_________________________________________________________________________________________
3)    SEC USE ONLY
_________________________________________________________________________________________
4)    SOURCE OF FUNDS    OO
_________________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                ☐
_________________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
_________________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                597,230
SHARES                                     __________________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           __________________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           597,230
WITH                                           __________________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
_________________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
597,230
_________________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
_____________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.84%
________________________________________________________________________________________
14)           TYPE OF REPORTING PERSON
OO
________________________________________________________________________________________

SCHEDULE 13D
CUSIP No. 254067101                                                                            Page 4 of 53 Pages

1)            NAME OF REPORTING PERSON
Barington Investments, L.P.
 ________________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                              (b)    ☐
________________________________________________________________________________________
3)    SEC USE ONLY
________________________________________________________________________________________
4)    SOURCE OF FUNDS    WC
________________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                ☐
________________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
________________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                395,507
SHARES                                     _________________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           _________________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           395,507
WITH                                           _________________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
________________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
395,507
________________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
_____________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.56%
_________________________________________________________________________________________
14)           TYPE OF REPORTING PERSON
PN
_________________________________________________________________________________________

SCHEDULE 13D
CUSIP No. 254067101                                                                            Page 5 of 53 Pages

1)            NAME OF REPORTING PERSON
Barington Companies Advisors, LLC
 _______________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                                                  (b)    ☐
_______________________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________________
4)    SOURCE OF FUNDS    OO
_______________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)            ☐
_______________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
_______________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                395,507
SHARES                                     ________________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           ________________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           395,507
WITH                                           ________________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
_______________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
395,507
_______________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
____________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.56%
_______________________________________________________________________________________
14)           TYPE OF REPORTING PERSON
OO
_______________________________________________________________________________________

SCHEDULE 13D
CUSIP No. 254067101                                                                            Page 6 of 53 Pages

1)            NAME OF REPORTING PERSON
Barington Companies Offshore Fund, Ltd.
 ________________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                              (b)    ☐
________________________________________________________________________________________
3)    SEC USE ONLY
________________________________________________________________________________________
4)    SOURCE OF FUNDS    WC
________________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)        ☐
________________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
________________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                1,042,132
SHARES                                    __________________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           _________________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           1,042,132
WITH                                           _________________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
________________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,042,132
________________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
____________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.46%
_______________________________________________________________________________________
14)           TYPE OF REPORTING PERSON
OO
_______________________________________________________________________________________

SCHEDULE 13D
CUSIP No. 254067101                                                                            Page 7 of 53 Pages

1)            NAME OF REPORTING PERSON
Barington Offshore Advisors II, LLC
 _______________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                                                  (b)    ☐
_______________________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________________
4)    SOURCE OF FUNDS        OO
_______________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)        ☐
_______________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
_______________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                1,042,132
SHARES                                    ________________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           ________________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           1,042,132
WITH                                           ________________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
_______________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,042,132
_______________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
____________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.46%
________________________________________________________________________________________
14)           TYPE OF REPORTING PERSON
IA, OO
________________________________________________________________________________________

SCHEDULE 13D
CUSIP No. 254067101                                                                            Page 8 of 53 Pages

1)            NAME OF REPORTING PERSON
Barington Capital Group, L.P.
 ______________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                                                  (b)    ☐
______________________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________________
4)    SOURCE OF FUNDS        OO
______________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)        ☐
______________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
New York
______________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                2,034,869
SHARES                                     _______________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           _______________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           2,034,869
WITH                                           _______________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
______________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,034,869
______________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
___________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.86%
______________________________________________________________________________________
14)           TYPE OF REPORTING PERSON
PN
________________________________________________________________________________________

SCHEDULE 13D
CUSIP No. 254067101                                                                            Page 9 of 53 Pages

1)            NAME OF REPORTING PERSON
LNA Capital Corp.
 ________________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                                                  (b)    ☐
________________________________________________________________________________________
3)    SEC USE ONLY
________________________________________________________________________________________
4)    SOURCE OF FUNDS    OO
________________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)        ☐
________________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
________________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                2,034,869
SHARES                                     _________________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           _________________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           2,034,869
WITH                                           _________________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
_________________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,034,869
_________________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
_____________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.86%
_________________________________________________________________________________________
14)           TYPE OF REPORTING PERSON
CO
________________________________________________________________________________________

SCHEDULE 13D
CUSIP No. 254067101                                                                            Page 10 of 53 Pages

1)            NAME OF REPORTING PERSON
James A. Mitarotonda
 _______________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                                                  (b)    ☐
_______________________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________________
4)    SOURCE OF FUNDS    OO
_______________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)            ☐
_______________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
United States
_______________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                2,034,869
SHARES                                     ________________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           ________________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           2,034,869
WITH                                           ________________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
_______________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,034,869
_______________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
____________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.86%
________________________________________________________________________________________
14)           TYPE OF REPORTING PERSON
IN
________________________________________________________________________________________

SCHEDULE 13D
CUSIP No. 254067101                                                                            Page 11 of 53 Pages

1)            NAME OF REPORTING PERSON
RJG Capital Partners, L.P.
 ______________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                                                  (b)    ☐
______________________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________________
4)    SOURCE OF FUNDS    WC
______________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)            ☐
______________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                11,500
SHARES                                  _______________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           _______________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           11,500
WITH                                           _______________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
______________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,500
______________________________________________________________________________________
12)          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
______________________________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%
______________________________________________________________________________________
14)           TYPE OF REPORTING PERSON
PN
______________________________________________________________________________________

SCHEDULE 13D
CUSIP No. 254067101                                                                            Page 12 of 53 Pages

1)            NAME OF REPORTING PERSON
RJG Capital Management, LLC
 __________________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                                  (b)    ☐
__________________________________________________________________________________________
3)    SEC USE ONLY
__________________________________________________________________________________________
4)    SOURCE OF FUNDS        OO
__________________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)        ☐
__________________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
__________________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                11,500
SHARES                                      ___________________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           ___________________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           11,500
WITH                                           ___________________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
___________________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,500
___________________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
_______________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%
___________________________________________________________________________________________
14)           TYPE OF REPORTING PERSON
OO
___________________________________________________________________________________________

SCHEDULE 13D
CUSIP No. 254067101                                                                            Page 13 of 53 Pages

1)            NAME OF REPORTING PERSON
Ronald J. Gross
 _________________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                                                  (b)    ☐
_________________________________________________________________________________________
3)    SEC USE ONLY
_________________________________________________________________________________________
4)    SOURCE OF FUNDS    OO
_________________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)        ☐
_________________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
United States
_________________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                11,500
SHARES                                      _________________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           _________________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           11,500
WITH                                           _________________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
________________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,500
________________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
____________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%
________________________________________________________________________________________
14)           TYPE OF REPORTING PERSON
IN
________________________________________________________________________________________

SCHEDULE 13D
CUSIP No. 254067101                                                                            Page 14 of 53 Pages

1)            NAME OF REPORTING PERSON
Clinton Multistrategy Master Fund, Ltd.
 ______________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                                                  (b)    ☐
______________________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________________
4)    SOURCE OF FUNDS    WC
______________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)        ☐
______________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
______________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                none
SHARES                                     ________________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           494,750
EACH                                           _______________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           none
WITH                                           _______________________________________________________________
10)           SHARED DISPOSITIVE POWER
494,750
______________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
494,750
______________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
___________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.70%
______________________________________________________________________________________
14)           TYPE OF REPORTING PERSON
CO
______________________________________________________________________________________

SCHEDULE 13D
CUSIP No. 254067101                                                                            Page 15 of 53 Pages

1)            NAME OF REPORTING PERSON
Clinton Special Opportunities Master Fund, Ltd.
 _______________________________________________________________________________________________
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                                                 (b)    ☐
_______________________________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________________________
4)    SOURCE OF FUNDS    WC
_______________________________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)        ☐
_______________________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
_______________________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                none
SHARES                                     ________________________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           20,000
EACH                                           ________________________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           none
WITH                                           ________________________________________________________________________
10)           SHARED DISPOSITIVE POWER
20,000
_______________________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,000
_______________________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
__________________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.03%
_______________________________________________________________________________________________
14)           TYPE OF REPORTING PERSON
CO
________________________________________________________________________________________________

SCHEDULE 13D
CUSIP No. 254067101                                                                            Page 16 of 53 Pages

1)            NAME OF REPORTING PERSON
Clinton Magnolia Master Fund, Ltd.
 _______________________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                                                  (b)    ☐
_______________________________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________________________
4)    SOURCE OF FUNDS    WC
_______________________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)            ☐
_______________________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
_______________________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                none
SHARES                                     ________________________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           1,247,400
EACH                                           ________________________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           none
WITH                                           ________________________________________________________________________
10)           SHARED DISPOSITIVE POWER
1,247,400
_______________________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,247,400
_______________________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
__________________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.75%
_______________________________________________________________________________________________
14)           TYPE OF REPORTING PERSON
CO
_______________________________________________________________________________________________

SCHEDULE 13D
CUSIP No. 254067101                                                                            Page 17 of 53 Pages

1)            NAME OF REPORTING PERSON
Clinton Group, Inc.
 _________________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                                  (b)    ☐
_________________________________________________________________________________________
3)    SEC USE ONLY
_________________________________________________________________________________________
4)    SOURCE OF FUNDS    AF
_________________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)            ☐
_________________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
_________________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                none
SHARES                                     __________________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           1,762,150
EACH                                           __________________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           none
WITH                                           __________________________________________________________________
10)           SHARED DISPOSITIVE POWER
1,762,150
_________________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,762,150
_________________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
_____________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.48%
_________________________________________________________________________________________
14)           TYPE OF REPORTING PERSON
IA, CO
_________________________________________________________________________________________

SCHEDULE 13D
CUSIP No. 254067101                                                                            Page 18 of 53 Pages

1)            NAME OF REPORTING PERSON
George E. Hall
 __________________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                                  (b)    ☐
__________________________________________________________________________________________
3)    SEC USE ONLY
__________________________________________________________________________________________
4)    SOURCE OF FUNDS    AF
__________________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)        ☐
__________________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
United States
__________________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                none
SHARES                                    ____________________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           1,762,150
EACH                                           ___________________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           none
WITH                                           ___________________________________________________________________
10)           SHARED DISPOSITIVE POWER
1,762,150
__________________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,762,150
__________________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
______________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.48%
__________________________________________________________________________________________
14)           TYPE OF REPORTING PERSON
IN
__________________________________________________________________________________________

Page 19 of 53 Pages

This Amendment No. 4 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 29, 2008, as amended by that certain Amendment No. 1 filed with the SEC on March 4, 2008, that certain Amendment No. 2 filed with the SEC on March 19, 2008 and that certain Amendment No. 3 filed with the SEC on March 25, 2008 (collectively, the “Statement”), by and on behalf of Barington Companies Equity Partners, L.P. (“Barington”) and others with respect to the Class A common stock, par value $0.01 per share (the “Common Stock”), of Dillard’s Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 1600 Cantrell Road, Little Rock, Arkansas 72201.

Item 2.                      Identity and Background.

Item 2 of the Statement is hereby amended and restated as follows:

(a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, RJG Capital Partners, L.P., RJG Capital Management, LLC, Ronald J. Gross, Clinton Multistrategy Master Fund, Ltd., Clinton Special Opportunities Master Fund, Ltd., Clinton Magnolia Master Fund, Ltd., Clinton Group, Inc. and George E. Hall (each, a “Reporting Entity” and, collectively, the “Reporting Entities”).

As of April 1, 2008, the Reporting Entities are the beneficial owners of, in the aggregate, 3,808,519 shares of Common Stock, representing approximately 5.35% of the shares of Common Stock presently outstanding based upon the 71,155,347 shares of Common Stock reported by the Company to be issued and outstanding as of December 1, 2007 in its Form 10-Q filed with the SEC on December 5, 2007 (the “Issued and Outstanding Shares”).

Barington Companies Equity Partners, L.P. is a Delaware limited partnership. The principal business of Barington Companies Equity Partners, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Barington Investments, L.P. is a Delaware limited partnership. The principal business of Barington Investments, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Investments, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Barington Companies Offshore Fund, Ltd. is an international business company organized under the laws of the British Virgin Islands. The principal business of Barington Companies Offshore Fund, Ltd. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Offshore Fund, Ltd. is c/o Bison Financial Services Limited, Bison Court, Road Town, Tortola, British Virgin Islands. The executive officers and directors of Barington Companies Offshore Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability

Page 20 of 53 Pages

company. The principal business of Barington Companies Investors, LLC is serving as the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal office of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Companies Investors, LLC.

The general partner of Barington Investments, L.P. is Barington Companies Advisors, LLC. Barington Companies Advisors, LLC is a Delaware limited liability company. The principal business of Barington Companies Advisors, LLC is serving as the general partner of Barington Investments, L.P. The address of the principal business and principal office of Barington Companies Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Companies Advisors, LLC.

The investment advisor of Barington Companies Offshore Fund, Ltd. is Barington Offshore Advisors II, LLC. Barington Offshore Advisors II, LLC is a Delaware limited liability company. The principal business of Barington Offshore Advisors II, LLC is serving as the investment advisor of Barington Companies Offshore Fund, Ltd. The address of the principal business and principal office of Barington Offshore Advisors II, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Offshore Advisors II, LLC.

Barington Companies Investors, LLC, Barington Companies Advisors, LLC and Barington Offshore Advisors II, LLC are each majority-owned subsidiaries of Barington Capital Group, L.P. Barington Capital Group, L.P. is a New York limited partnership. The principal business of Barington Capital Group, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation. The principal business of LNA Capital Corp. is serving as the general partner of Barington Capital Group, L.P. The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the sole stockholder and director of LNA Capital Corp. The executive officers of LNA Capital Corp. and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this Item 2. The principal occupation of Mr. Mitarotonda is serving as the Chairman and Chief Executive Officer of Barington Capital Group, L.P. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

RJG Capital Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of RJG Capital Partners, L.P. is 11517 West Hill Drive, North Bethesda, Maryland 20852.

                The general partner of RJG Capital Partners, L.P. is RJG Capital Management, LLC. RJG Capital Management, LLC is a Delaware limited liability company formed to be the general partner of RJG Capital Partners, L.P. The address of the principal business and principal office of RJG Capital Management, LLC is 11517 West Hill Drive, North Bethesda, Maryland 20852. Ronald J. Gross is the Managing Member of RJG Capital Management, LLC. The business

Page 21 of 53 Pages

address of Mr. Gross is c/o RJG Capital Management, LLC, 11517 West Hill Drive, North Bethesda, Maryland 20852.

Clinton Multistrategy Master Fund, Ltd. is a Cayman Islands company. The principal business of Clinton Multistrategy Master Fund, Ltd. is to invest in securities. The address of the principal business and principal office of Clinton Multistrategy Master Fund, Ltd. is c/o Fortis Fund Services (Cayman) Limited, P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands. The directors of Clinton Multistrategy Master Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule III and incorporated by reference in this Item 2. Clinton Multistrategy Master Fund, Ltd. has no executive officers.

Clinton Special Opportunities Master Fund, Ltd. is a Cayman Islands company. The principal business of Clinton Special Opportunities Master Fund, Ltd. is to invest in securities. The address of the principal business and principal office of Clinton Special Opportunities Master Fund, Ltd. is c/o Fortis Fund Services (Cayman) Limited, P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands. The directors of Clinton Special Opportunities Master Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule IV and incorporated by reference in this Item 2. Clinton Special Opportunities Master Fund, Ltd. has no executive officers.

Clinton Magnolia Master Fund, Ltd. is a Cayman Islands exempted company. The principal business of Clinton Magnolia Master Fund, Ltd. is to invest in securities. The address of the principal business and principal office of Clinton Magnolia Master Fund, Ltd. is c/o Fortis Fund Services (Cayman) Limited, P.O. Box 2003GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands. The directors of Clinton Magnolia Master Fund, Ltd and their principal occupations and business addresses are set forth on Schedule V and incorporated by reference in this Item 2. Clinton Magnolia Master Fund, Ltd. has no executive officers.

                The investment manager of Clinton Multistrategy Master Fund, Ltd., Clinton Special Opportunities Master Fund, Ltd. and Clinton Magnolia Master Fund, Ltd. is Clinton Group, Inc. Clinton Group, Inc. is a Delaware corporation. The principal business of Clinton Group, Inc. is investing for funds and accounts under its management. The address of the principal business and principal office of Clinton Group, Inc. is 9 West 57th Street, 26th Floor, New York, New York 10019. Mr. Hall is the Chief Investment Officer and President of Clinton Group, Inc. The business address of Mr. Hall is set forth above. The executive officers and directors of Clinton Group, Inc. and their principal occupations and business addresses are set forth on Schedule VI and incorporated by reference in this Item 2.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating

Page 22 of 53 Pages

activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person identified in Item 2 is a citizen of the United States, other than Graham Cook, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of the United Kingdom, Jonathan Clipper, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of Bermuda and the United Kingdom, Jane Fleming, a director of Clinton Multistrategy Master Fund, Ltd., who is a citizen of the United Kingdom, Dennis Hunter, a director of Clinton Multistrategy Master Fund, Ltd. and Clinton Special Opportunities Master Fund, Ltd., who is a citizen of the United Kingdom, Roger Hanson, a director of Clinton Multistrategy Master Fund, Ltd. and Clinton Special Opportunities Master Fund, Ltd., who is a citizen of the United Kingdom, Blair Gauld, a director of Clinton Multistrategy Master Fund, Ltd., who is a citizen of New Zealand and Cassandra Powell, a director of Clinton Special Opportunities Master Fund, Ltd., who is a citizen of the Cayman Islands.

Item 4.                                Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

On April 1, 2008, the Company entered into an agreement (the “Agreement”) with the Reporting Entities that will avoid a proxy contest for the election of directors at the Company’s 2008 annual meeting of stockholders.  The following is a brief description of the terms of the Agreement with the Reporting Entities, which description is qualified in its entirety by reference to the full text of the Agreement which is attached as Exhibit 99.8 hereto and incorporated by reference herein.

Pursuant to the Agreement, the Company has agreed to include Nick White, Frank Mori, Jimmy Haslam and Brad Martin (the “Class A Nominees”) on the Board’s slate of nominees for the 2008 annual meeting for election as directors to represent the holders of the Common Stock, for a term ending at the Company’s 2009 annual meeting.  The Company has agreed to use all reasonable best efforts to ensure that each of the Class A Nominees are elected by the holders of the Common Stock at the 2008 annual meeting, including recommending that the Company’s stockholders vote in favor of the Class A Nominees.  The Company has also agreed to appoint at least one Class A Nominee, upon election to the Board, to the Board’s Audit Committee and Stock Option and Executive Compensation Committee, to the extent that the nominee is qualified to serve on such a committee.

The Reporting Entities have agreed to vote in favor of the Class A Nominees and to vote against any stockholder nominations for director which are not approved and recommended by the Board for election at the 2008 annual meeting, provided that the slate includes the Class A Nominees.  The Reporting Entities have also agreed to (a) withdraw notice of the intention of Barington to nominate persons for election as directors at the 2008 annual meeting, (b) withdraw a letter demanding copies of certain books and records of the Company under Section 220 of the Delaware General Corporation Law and the common law of the State of Delaware and (c) terminate the pending proxy contest with respect to the election of directors at the 2008 annual meeting.

The Company and the Board have agreed to examine in good faith and take commercially reasonable steps to achieve an optimal capital structure for the Company, which may include repurchase of shares of Common Stock.  In addition, the Company has stated in its press release announcing the Agreement that (a) the Company’s Class B

   Page 23 of 53 Pages

board members are committed to working with the new Class A board members to ensure that the best operating plan and management team possible are in place, (b) that Dillard's is committed to reviewing whether the company’s real estate assets and capital are being optimally deployed to prudently build the most value per share for long-term owners and (c) that the Company plans to close underperforming stores in order to rationalize real estate as soon as possible, will cut unnecessary costs and subject all future commitments for new stores to strict return on capital requirements that will be set by the Board and management.  A copy of the press release is attached Exhibit 99.9 hereto and incorporated by reference herein.

Item 5.                      Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated as follows:

(a) – (b) As of April 1, 2008, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 597,230 shares of Common Stock, which includes 29,400 shares of Common Stock subject to call options, representing approximately 0.84% of the Issued and Outstanding Shares.  As of April 1, 2008, Barington Investments, L.P. beneficially owns 395,507 shares of Common Stock, which includes 19,400 shares of Common Stock subject to call options, representing approximately 0.56% of the Issued and Outstanding Shares.  As of April 1, 2008, Barington Companies Offshore Fund, Ltd. beneficially owns 1,042,132 shares of Common Stock, which includes 51,200 shares of Common Stock subject to call options, representing approximately 1.46% of the Issued and Outstanding Shares.  As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 597,230 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., which includes 29,400 shares of Common Stock subject to call options, representing approximately 0.84% of the Issued and Outstanding Shares.  As the general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 395,507 shares of Common Stock beneficially owned by Barington Investments, L.P., which includes 19,400 shares of Common Stock subject to call options, representing approximately 0.56% of the Issued and Outstanding Shares.  As the investment advisor to Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC may be deemed to beneficially own the 1,042,132 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., which includes 51,200 shares of Common Stock subject to call options, representing approximately 1.46% of the Issued and Outstanding Shares.  As the majority member of Barington Companies Investors, LLC, Barington Companies Advisors, LLC and Barington Offshore Advisors II, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 597,230 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 395,507 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 1,042,132 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 2,034,869 shares of Common Stock, including an aggregate of 100,000 shares of Common Stock subject to call options, representing approximately 2.86% of the Issued and Outstanding Shares.  As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 597,230 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 395,507 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 1,042,132 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 2,034,869 shares of Common Stock, including an aggregate of 100,000 shares of Common Stock subject to call options, representing approximately 2.86% of the Issued and Outstanding Shares.  As the sole

Page 24 of 53 Pages

stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 597,230 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 395,507 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 1,042,132 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 2,034,869 shares of Common Stock, including an aggregate of 100,000 shares of Common Stock subject to call options, representing approximately 2.86% of the Issued and Outstanding Shares.  Mr. Mitarotonda has sole voting and dispositive power with respect to the 597,230 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., which includes 29,400 shares of Common Stock subject to call options, the 395,507 shares of Common Stock beneficially owned by Barington Investments, L.P., which includes 19,400 shares of Common Stock subject to call options, and the 1,042,132 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., which includes 51,200 shares of Common Stock subject to call options.  Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

As of April 1, 2008, RJG Capital Partners, L.P. beneficially owns 11,500 shares of Common Stock, representing approximately 0.02% of the Issued and Outstanding Shares.  As the general partner of RJG Capital Partners, L.P., RJG Capital Management, LLC may be deemed to beneficially own the 11,500 shares owned by RJG Capital Partners, L.P., representing approximately 0.02% of the Issued and Outstanding Shares.  As the managing member of RJG Capital Management, LLC, which in turn is the general partner of RJG Capital Partners, L.P., Mr. Gross may be deemed to beneficially own the 11,500 shares owned by RJG Capital Partners, L.P., representing approximately 0.02% of the Issued and Outstanding Shares.  Mr. Gross has sole voting and dispositive power with respect to the 11,500 shares owned by RJG Capital Partners, L.P. by virtue of his authority to vote and dispose of such shares.  Mr. Gross disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

As of April 1, 2008, Clinton Multistrategy Master Fund, Ltd. beneficially owns 494,750 shares of Common Stock, representing approximately 0.70% of the Issued and Outstanding Shares.  As of April 1, 2008, Clinton Special Opportunities Master Fund, Ltd. beneficially owns 20,000 shares of Common Stock subject to call options, representing approximately 0.03% of the Issued and Outstanding Shares.  As of April 1, 2008, Clinton Magnolia Master Fund, Ltd. beneficially owns 1,247,400 shares of Common Stock, representing approximately 1.75% of the Issued and Outstanding Shares.  By virtue of investment management agreements with each of Clinton Multistrategy Master Fund, Ltd., Clinton Special Opportunities Master Fund, Ltd. and Clinton Magnolia Master Fund, Ltd., Clinton Group, Inc. may be deemed to beneficially own the 494,750 shares of Common Stock beneficially owned by Clinton Multistrategy Master Fund, Ltd., the 20,000 shares of Common Stock subject to call options beneficially owned by Clinton Special Opportunities Master Fund, Ltd. and the 1,247,400 shares of Common Stock beneficially owned by Clinton Magnolia Master Fund, Ltd., constituting an aggregate of 1,762,150 shares of Common Stock, including an aggregate of 20,000 shares of Common Stock subject to call options, representing approximately

Page 25 of 53 Pages

2.48% of the Issued and Outstanding Shares.  By virtue of his direct and indirect control of Clinton Group, Inc., Mr. Hall may be deemed to beneficially own the 494,750 shares of Common Stock beneficially owned by Clinton Multistrategy Master Fund, Ltd., the 20,000 shares of Common Stock subject to call options beneficially owned by Clinton Special Opportunities Master Fund, Ltd., and the 1,247,400 shares of Common Stock beneficially owned by Clinton Magnolia Master Fund, Ltd., constituting an aggregate of 1,762,150 shares of Common Stock, including an aggregate of 20,000 shares of Common Stock subject to call options, representing approximately 2.48% of the Issued and Outstanding Shares.  By virtue of investment management agreements with each of Clinton Multistrategy Master Fund, Ltd., Clinton Special Opportunities Master Fund, Ltd. and Clinton Magnolia Master Fund, Ltd., Clinton Group, Inc. has the power to vote or direct the voting, and to dispose or direct the disposition, of the 494,750 shares of Common Stock beneficially owned by Clinton Multistrategy Master Fund, Ltd., the 20,000 shares of Common Stock subject to call options beneficially owned by Clinton Special Opportunities Master Fund, Ltd. and the 1,247,400 shares of Common Stock beneficially owned by Clinton Magnolia Master Fund, Ltd. By virtue of his direct and indirect control of Clinton Group, Inc., Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all shares of Common Stock as to which Clinton Group, Inc. has voting power or dispositive power.  Accordingly, Clinton Group, Inc. and Mr. Hall are deemed to have shared voting and shared dispositive power with respect to the 494,750 shares of Common Stock beneficially owned by Clinton Multistrategy Master Fund, Ltd., the 20,000 shares of Common Stock subject to call options beneficially owned by Clinton Special Opportunities Master Fund, Ltd. and the 1,247,400 shares of Common Stock beneficially owned by Clinton Magnolia Master Fund, Ltd.  Mr. Hall disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.  Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(c)  Information concerning all transactions in shares of Common Stock effected by the Reporting Entities since the filing of the Statement, including, without limitation, with respect to  shares of Common Stock subject to listed American-style call and put options, is set forth in the Schedule VII attached hereto and incorporated herein by reference.

(d)  Not applicable.

(e)  Not applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Entities entered into an Agreement with the Company dated as of April 1, 2008, as further described in Item 4, a copy of which is attached as Exhibit 99.8 hereto and incorporated herein by reference.

Item 7.       Material to be Filed as Exhibits.

99.8	Agreement among Dillard's, Inc., Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp., RJG Capital Partners, L.P., RJG Capital Management, LLC, Clinton Multistrategy Master Fund, Ltd., Clinton Special Opportunities Master Fund, Ltd., Clinton Magnolia Master Fund, Ltd., Clinton Lexington Master Fund, L.P. and Clinton Group, Inc. dated April 1, 2008.

99.9	Press release of the Company dated April 1, 2008.

Page 26 of 53 Pages

99.10
Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, RJG Capital Partners, L.P., RJG Capital Management, LLC, Ronald J. Gross, Clinton Multistrategy Master Fund, Ltd., Clinton Special Opportunities Master Fund, Ltd., Clinton Magnolia Master Fund, Ltd., Clinton Group, Inc. and George E. Hall dated April 2, 2008 (which supersedes and replaces the Agreement of Joint Filing dated January 29, 2008, as previously filed as Exhibit 99.3 to the Schedule 13D filed with the SEC on January 29, 2008).

Page 27 of 53 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 2, 2008

BARINGTON COMPANIES EQUITY PARTNERS, L.P.
By: Barington Companies Investors, LLC, its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON INVESTMENTS, L.P.
By: Barington Companies Advisors, LLC, its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   Managing Member

BARINGTON COMPANIES ADVISORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   Managing Member

Page 28 of 53 Pages

BARINGTON COMPANIES OFFSHORE FUND, LTD.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   Authorized Signatory

BARINGTON OFFSHORE ADVISORS II, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   Managing Member

BARINGTON CAPITAL GROUP, L.P.
By:  LNA Capital Corp., its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   President and CEO

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   President and CEO

/s/ James A. Mitarotonda
James A. Mitarotonda

RJG CAPITAL PARTNERS, L.P.
By: RJG Capital Management, LLC, its general partner

By: /s/ Ronald J. Gross
Name: Ronald J. Gross
Title: Managing Member

Page 29 of 53 Pages

RJG CAPITAL MANAGEMENT, LLC

By: /s/ Ronald J. Gross
Name: Ronald J. Gross
Title:   Managing Member

/s/ Ronald J. Gross
Ronald J. Gross

CLINTON MULTISTRATEGY MASTER FUND, LTD.
By: Clinton Group, Inc., its investment manager

By: /s/ Francis Ruchalski
Name: Francis Ruchalski
Title:   Chief Financial Officer

CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
By: Clinton Group, Inc., its investment manager

By: /s/ Francis Ruchalski
Name: Francis Ruchalski
Title:   Chief Financial Officer

CLINTON MAGNOLIA MASTER FUND, LTD.
By: Clinton Group, Inc., its investment manager

By: /s/ Francis Ruchalski
Name: Francis Ruchalski
Title:   Chief Financial Officer

CLINTON GROUP, INC.

By: /s/ Francis Ruchalski
Name: Francis Ruchalski
Title:   Chief Financial Officer

/s/ George E. Hall
George E. Hall

Page 30 of 53 Pages

SCHEDULE I

Directors and Officers of Barington Companies Offshore Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address

Sebastian E. Cassetta Director	Senior Managing Director and Chief Operating Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Jonathan Clipper Director	Managing Director of Bedford Management Ltd	7 Reid Street, Suite 108 Hamilton HM11, Bermuda

Graham Cook Director	Director/Manager, Corporate Services of Bison Financial Services, Ltd.	Bison Court P.O. Box 3460 Road Town, Tortola British Virgin Islands

Citigroup Fund Services, Ltd. Secretary	Fund Administration	Washington Mall 1, 3rd Flr. 22 Church Street Hamilton HM11, Bermuda

Seth I. Berman Treasurer	Chief Financial Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Page 31 of 53 Pages

SCHEDULE II

Officers of LNA Capital Corp.

Name and Position	Principal Occupation	Principal Business Address

James A. Mitarotonda President and CEO	Chairman and Chief Executive Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Sebastian E. Cassetta Secretary	Senior Managing Director and Chief Operating Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Seth I. Berman Treasurer	Chief Financial Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Page 32 of 53 Pages

SCHEDULE III

Directors of Clinton Multistrategy Master Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address

Jane Fleming Director	Client Accountant of Queensgate Bank & Trust Company Ltd.	Queensgate Bank & Trust Company Ltd. Harbour Place, 5th Floor 103 South Church Street P.O. Box 30464 SMB Grand Cayman, Cayman Islands

Dennis Hunter Director	Director of Queensgate Bank & Trust Company Ltd.	Queensgate Bank & Trust Company Ltd. Harbour Place, 5th Floor 103 South Church Street P.O. Box 30464 SMB Grand Cayman, Cayman Islands

Roger Hanson Director	Director of dms Management Ltd.	dms Management Ltd. P.O. Box 31910 SMB Ansbacher House 20 Genesis Close Grand Cayman, Cayman Islands

Blair Gauld Director	Director of Queensgate Bank & Trust Company Ltd.	Queensgate Bank & Trust Company Ltd. Harbour Place, 5th Floor 103 South Church Street P.O. Box 30464 SMB Grand Cayman, Cayman Islands

Page 33 of 53 Pages

SCHEDULE IV

Directors of Clinton Special Opportunities Master Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address

Dennis Hunter Director	Director of Queensgate Bank & Trust Company Ltd.	Queensgate Bank & Trust Company Ltd. Harbour Place, 5th Floor 103 South Church Street P.O. Box 30464 SMB Grand Cayman, Cayman Islands

Roger Hanson Director	Director of dms Management Ltd.	dms Management Ltd. P.O. Box 31910 SMB Ansbacher House 20 Genesis Close Grand Cayman, Cayman Islands

Cassandra Powell Director	Senior Manager of Queensgate Bank & Trust Company Ltd	Queensgate Bank & Trust Company Ltd. Harbour Place, 5th Floor 103 South Church Street P.O. Box 30464 SMB Grand Cayman, Cayman Islands

Page 34 of 53 Pages

SCHEDULE V

Directors of Clinton Magnolia Master Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address

Jane Fleming Director	Client Accountant of Queensgate Bank & Trust Company Ltd.	Queensgate Bank & Trust Company Ltd. Harbour Place, 5th Floor 103 South Church Street P.O. Box 30464 SMB Grand Cayman, Cayman Islands

Dennis Hunter Director	Director of Queensgate Bank & Trust Company Ltd	Queensgate Bank & Trust Company Ltd. Harbour Place, 5th Floor 103 South Church Street P.O. Box 30464 SMB Grand Cayman, Cayman Islands

Roger Hanson Director	Director of dms Management Ltd.	dms Management Ltd. P.O. Box 31910 SMB Ansbacher House 20 Genesis Close Grand Cayman, Cayman Islands

Page 35 of 53 Pages

SCHEDULE VI

Directors and Executive Officers of Clinton Group, Inc.

Name and Position	Principal Occupation	Principal Business Address

George E. Hall	Director and President of Clinton Group, Inc.	9 West 57th Street 26th Floor New York, NY 10019

Francis A. Ruchalski	Director and Chief Financial Officer of Clinton Group, Inc.	9 West 57th Street 26th Floor New York, NY 10019

Wendy Ruberti	General Counsel and Assistant Secretary of Clinton Group, Inc.	9 West 57th Street 26th Floor New York, NY 10019

John L. Hall	Director of Clinton Group, Inc.	9 West 57th Street 26th Floor New York, NY 10019

Page 36 of 53 Pages

SCHEDULE VII

This schedule sets forth information with respect to each purchase and sale of Common Stock and purchase and sale of listed American-style call and put options which were effectuated by a Reporting Entity since the filing of the Statement.  All transactions were effectuated in the open market through a broker.

Options purchased and sold by Barington Companies Equity Partners, L.P.

Date	Transaction Type	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost(*)
3/26/2008	Cover Short	Call	44,000	$20.00	8/15/2008	$1.7410	$76,604.00
3/26/2008	Short Sell	Put	(26,700)	$15.00	5/17/2008	$0.5527	$(14,757.09)

Options purchased and sold by Barington Investments, L.P.

Date	Transaction Type	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost(*)
3/26/2008	Cover Short	Call	29,200	$20.00	8/15/2008	$1.7410	$50,837.20
3/26/2008	Short Sell	Put	(17,700)	$15.00	5/17/2008	$0.5527	$(9,782.79)

Options purchased and sold by Barington Companies Offshore Fund, Ltd.

Date	Transaction Type	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost(*)
3/26/2008	Cover Short	Call	76,800	$20.00	8/15/2008	$1.7410	$133,708.80
3/26/2008	Short Sell	Put	(46,600)	$15.00	5/17/2008	$0.5527	$(25,755.82)

Options purchased and sold by Clinton Magnolia Master Fund, Ltd.

Date	Transaction Type	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost(*)
3/24/2008	Short Sell	Call	(600)	$20.00	4/19/2008	$0.70	$420.00
3/24/2008	Short Sell	Call	(10,000)	$20.00	5/17/2008	$1.05	$10,500.00

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(*)    Excludes commissions and other execution-related costs